Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports Third Quarter 2015 Financial Results

SHENZHEN, China, Nov. 25, 2015 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Financial Highlights

For the quarter ended September 30, 2015:

•	Same store sales increased by 13.2% compared to the third quarter of 2014

•	Revenue increased by 7.4% to RMB793.0 million (US$124.8 million) compared to the third quarter of 2014

•	Gross margin was 40.9%

•	Opened 47 stores while closed 30 stores in the third quarter of 2015, with 1,965 stores as of September 30, 2015

•	Net loss was RMB2.8 million (US$0.4 million)

Ms. Rebecca Zhang, Chief Executive Officer of Nepstar, commented, "Our dedicated efforts on growing store productivity propelled the increase in revenue and same store sales. We continued to optimize the marketing programs and product mix to drive the improvement in gross margin. We will further optimize our management structure to achieve the organizational efficiency from head office to stores.”

Third Quarter Results

During the third quarter of 2015, the Company opened 47 new stores while it closed 30 stores. As of September 30, 2015, the Company had 1,965 directly operated stores in total.

Revenue for the third quarter of 2015 increased by 7.4% to RMB793.0 million (US$124.8 million) from RMB738.3 million for the same period in 2014. Same store sales (for the 1,740 stores opened before December 31, 2013 and which were still operating as of September 30, 2015) for the third quarter of 2015 increased by 13.2% compared to the same period in 2014. The increase in same store sales was primarily due to in-store marketing initiatives and improved product mix.

Third quarter revenue contribution by product category was 23.4% from prescription drugs (22.7% for the same period in 2014), 43.1% from over-the-counter ("OTC") drugs (38.7% for the same period in 2014), 17.6% from convenience and other products (21.0% for the same period in 2014), 11.5% from nutritional supplements (13.6% for the same period in 2014), and 4.4% from herbal products (4.0% for the same period in 2014).

Third quarter gross profit was RMB324.0 million (US$51.0 million) compared to RMB298.3 million in the same period of 2014. Gross margin in the third quarter of 2015 was 40.9%, compared with 40.4% in the same period of 2014. The year-over-year increase in gross margin was mainly the result of improved product mix and increased store productivity.

The Company's portfolio of private label products expanded to 2,165 types of products as of September 30, 2015. Sales of private label products represented approximately 13.6% of the Company’s revenue and 20.5% of the gross profit for the third quarter of 2015.

Sales, marketing and other operating expenses as a percentage of revenue decreased slightly to 37.0% for the third quarter of 2015 from 37.9% in the same period of 2014.

General and administrative expenses as a percentage of revenue were 3.3% for the third quarter of 2015 compared to 4.1% for the same period of 2014. This was mainly due to the Company’s efforts to improve efficiencies and the write-off of certain accounts payables when the de-recognition threshold was met.

Income from operations in the third quarter of 2015 was RMB4.5 million (US$0.7 million) compared with loss from operations of RMB13.1 million in the same period of 2014. This increase was mainly due to the continuous revenue growth and improved margin.

Interest and investment income for the third quarter of 2015 was RMB1.1 million (US$0.2 million), compared with RMB1.5 million in the same period of 2014.

The Company's income tax expense was RMB8.4 million. The difference in the effective income tax rate and the PRC statutory tax rate of 25% applicable to our major operating subsidiaries was primarily due to non-deductible expenses and the operating losses from certain loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, when compared to the overall results of operation of the Company. Shareholders are reminded that in the PRC, losses in companies which are part of a group are not allowed to be off-set against profits arising from other companies in the same group.

Net loss for the third quarter of 2015 was RMB2.8 million (US$0.4 million), or RMB0.03 (US$0.004) per basic and diluted ADS compared to net loss of RMB 13.1 million, or RMB0.13 basic and diluted losses per ADS for the third quarter of 2014. As of September 30, 2015, the Company had 197.4 million outstanding ordinary shares. Each ADS represents two ordinary shares of the Company.

In the third quarter of 2015, net cash inflow from operating activities were RMB27.4 million (US$4.3 million), compared to net cash outflow of RMB1.2 million for the same period in 2014.

As of September 30, 2015, the Company's total cash, cash equivalents, short-term and long-term bank deposits and restricted cash were RMB346.0 million (US$54.4 million) and its shareholders' equity was RMB834.1 million (US$131.2 million), compared with total cash, cash equivalents, bank deposits and restricted cash of RMB316.9 million and shareholders' equity of RMB831.6 million as of December 31, 2014.

Business Outlook

“Product mix and store staff will be our two key focuses next. We will strive to improve store image to increase the loyalty with our customers. While keeping the goal of maintaining gross margin, we will continue to optimize product mix and omni-channel marketing campaigns. We are confident that, with continued improvements in performance of each store, we will maintain our growth momentum.” Ms. Zhang concluded.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Wednesday, November 25, 2015 at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through December 1, 2015 at 11:59 p.m. Eastern Standard Time. An archived web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13623845.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of September 30, 2015, the Company had 1,965 directly operated stores across 71 cities, one headquarter distribution center and 14 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate ofUS$1.00 = RMB6.3556 on September 30, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2015, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn

(Tables Follow)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended
	September 30,
	2014	2015	2015
	RMB	RMB	USD

Revenue	738,334	792,995	124,771
Cost of goods sold	(440,022)	(468,986)	(73,791)
Gross profit	298,312	324,009	50,980
Sales, marketing and other operating expenses	(279,496)	(293,077)	(46,113)
General and administrative expenses	(30,173)	(26,462)	(4,164)
Impairment losses of property and equipment	(1,740)	-	-
(Loss)/income from operations	(13,097)	4,470	703
Interest and investment income	1,487	1,096	173
Other income	2,956	117	18
(Loss)/income before income tax expense	(8,654)	5,683	894
Income tax expense	(4,467)	(8,439)	(1,328)
Net loss	(13,121)	(2,756)	(434)

Basic and diluted loss per ordinary share	(0.066)	(0.014)	(0.002)
Basic and diluted loss per ADS	(0.132)	(0.028)	(0.004)

Net loss	(13,121)	(2,756)	(434)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(10)	(52)	(8)
Comprehensive loss	(13,131)	(2,808)	(442)

  China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	252,174	336,849	53,000
Short-term bank time deposits	24,000	9,000	1,416
Long-term bank time deposits due within one year	3,256	-	-
Restricted cash	37,423	124	20
Accounts receivable, net of allowance for doubtful accounts	136,568	145,080	22,827
Bills receivable	400	-	-
Amounts due from related parties	3,366	4,216	663
Prepaid expenses, deposits and other current assets	245,254	165,448	26,032
Inventories	546,312	593,959	93,454
Deferred tax assets	2,038	4,885	769
Total current assets	1,250,791	1,259,561	198,181

Non-current assets
Property and equipment, net	137,750	166,415	26,184
Rental deposits	42,257	43,884	6,905
Cost method investments	12,638	12,493	1,966
Intangible assets, net	2,509	2,509	395
Goodwill	51,819	51,819	8,153
Deferred tax assets	16,340	11,372	1,789
Other non-current assets	-	37,443	5,891
Total non-current assets	263,313	325,935	51,283
Total assets	1,514,104	1,585,496	249,464

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	409,428	476,941	75,043
Amounts due to related parties	25,636	22,811	3,589
Accrued expenses and other payables	122,236	122,400	19,258
Income tax payable	25,743	23,860	3,754
Deferred income	25,715	37,395	5,884
Total current liabilities	608,758	683,407	107,528

Non-current liabilities
Deferred income	15,677	12,908	2,031
Deferred tax liabilities	14,711	15,091	2,374
Other non-current liabilities	43,326	39,949	6,286
Total non-current liabilities	73,714	67,948	10,691
Total liabilities	682,472	751,355	118,219

Shareholders’ equity
Share capital	158	158	25
Additional paid-in capital	640,341	640,341	100,752
Accumulated other comprehensive loss	(41,746)	(41,805)	(6,578)
Retained earnings	232,879	235,447	37,046
Total shareholders’ equity	831,632	834,141	131,245

Total liabilities and shareholders' equity	1,514,104	1,585,496	249,464